                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                     Public Storage Properties XVIII, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                             Common Stock Series A
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  74462C 10 9
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                      David Goldberg, 701 Western Avenue,
          Suite 200, Glendale, CA  91201-2397, 818/244-8080, ext. 529
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 16, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement. X  (A fee is
                                                                   -
not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- ------------------------                                            ------------
CUSIP No.  74462C 10 9                                              Page    2
                                                                         -------
- ------------------------                                            ------------



- --------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Public Storage, Inc.

- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                      (b) [_]


- --------------------------------------------------------------------------------
3   SEC USE ONLY

- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    WC
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                    [_]

- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    California
- --------------------------------------------------------------------------------
                7   SOLE VOTING POWER
   NUMBER OF             139,400
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY              N/A
     EACH       ----------------------------------------------------------------
   REPORTING    9   SOLE DISPOSITIVE POWER
    PERSON               139,400
     WITH       ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                         N/A
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         139,400
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.02%
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
         CO
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          Item 1.   Security and Issuer

          This Statement on Schedule 13D relates to the Common Stock Series A, par value $.01 per share (the "Common Stock Series A" or the "Series A Shares"), of Public Storage Properties XVIII, Inc., a California corporation (the "Issuer"). The Common Stock Series A is the only class of the Issuer's securities that is registered under Section 12 of the Act. The only issuance of securities of the Issuer occurred on July 26, 1991 in connection with a reorganization transaction (the "Reorganization") described in the Issuer's Registration Statement on Form S-4, as amended (the "Registration Statement"), which was filed under the Securities Act of 1933, as amended (File No. 33-38034). In the Reorganization, Public Storage Properties XVIII, Ltd., a California Limited Partnership (the "Partnership") transferred all of its assets and liabilities to the Issuer. A description of the Reorganization is set forth under the caption "The Reorganization -- The Plan" in the Prospectus and Proxy Statement dated December 18, 1990 included in the Registration Statement. In the Reorganization, 99% of the Issuer's Common Stock Series A was distributed in respect of the limited partnership interests in the Partnership and 1% of the Issuer's Common Stock Series A (37,374 shares), 100% of the Issuer's Common Stock Series B (324,989 shares) and 100% of the Issuer's Common Stock Series C (920,802 shares) were distributed in respect of the General Partners' interests in the Partnership.

          The Issuer's Articles of Incorporation provide that each share of the Issuer's Common Stock Series B and Common Stock Series C shall automatically convert into one share of Common Stock Series A when distributions paid by the Issuer with respect to the Common Stock Series A are equal to a specified amount calculated pursuant to a formula set forth in the Issuer's Articles of Incorporation (the "Conversion"). None of the shares of Common Stock Series B or Common Stock Series C is subject to such Conversion prior to October 31, 1996.

          The address of the principal executive office of the Issuer is 701 Western Avenue, Suite 200, Glendale, California 91201-2397.

          Item 2.  Identity and Background

          This Statement on Schedule 13D is filed on behalf of Public Storage, Inc. (the "Reporting Person"), a California corporation formerly known as Storage Equities, Inc. ("SEI"). The address of the Reporting Person's principal executive office is 701 Western Avenue, Suite 200, Glendale, California 91201-2397.

          The Reporting Person is a fully integrated, self-advised and self-managed real estate investment trust which is engaged primarily in the development, construction, acquisition, ownership, operation, management and leasing of mini-warehouses. On November 16, 1995, Public Storage Management, Inc. ("PSMI"), a corporation controlled by B. Wayne Hughes and members of his family (collectively, the "Hughes Family"), was merged (the "PSMI Merger") with and into SEI, which then changed its name to Public Storage, Inc. Prior to the PSMI Merger, PSMI was a subsidiary of a California corporation known as Public Storage, Inc. ("Old PSI"). Old PSI was a wholly-owned subsidiary of PSI Holdings, Inc. ("PSH"), a California corporation owned and controlled by the Hughes Family. Prior to the PSMI Merger, Old PSI merged with and into PSH, which was followed by the merger of PSH with and into PSMI. As a result of the PSMI Merger, the Reporting Person became the operator of the Issuer's mini-warehouse properties and 19,200 Series A Shares previously reported as beneficially owned by Old PSI were transferred to the Reporting Person.

          Information regarding the identity and background of the Reporting Person's directors and executive officers is set forth in Appendix A attached to this Statement on Schedule 13D. To the knowledge of the Reporting Person, all of its directors and executive officers are citizens of the United States except Uri P. Harkham, who is a citizen of Australia.

          During the last five years, neither the Reporting Person nor, to its knowledge, any director, executive officer, or controlling person of the Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          The 139,400 Series A Shares acquired by the Reporting Person (as of August 16, 1996) were acquired as follows: (i) 19,200 Series A Shares were acquired by the Reporting Person as a result of the PSMI Merger and (ii) 120,200 Series A Shares were purchased by the Reporting Person for an aggregate cost (including commissions) of $2,109,484, with funds obtained from the Reporting Person's working capital.

Item 4.   Purpose of Transaction

          The Reporting Person currently intends to hold its Series A Shares for investment. The Reporting Person may, at some future time, depending on the Issuer's business prospects, other developments concerning the Issuer, market and economic conditions, and other factors, acquire additional Series A Shares or other securities of the Issuer (through one or more market purchases or purchases in private transactions) or dispose of all or a portion of the Series A Shares which the Reporting Person now owns or hereafter may acquire. The Reporting Person may in the future offer to sell all or a portion of its Series A Shares to the Issuer, in compliance with applicable laws. There is no agreement or understanding with respect to any such sale. The Issuer is one of 18 finite-life REITs that were organized by Old PSI in 1990 and 1991. Between September 1994 and March 1996, five of those REITs were merged into the Reporting Person. The Reporting Person has approved the mergers of five other of those REITs into the Reporting Person (those mergers are subject to certain conditions). From time to time, the Reporting Person will consider engaging in similar transactions with other of these REITs, including the Issuer.

Item 5.   Interest in Securities of the Issuer

          As of August 16, 1996, the Reporting Person beneficially owned 139,400 Series A Shares representing approximately 5.02% of the 2,775,900 Series A Shares outstanding. The Reporting Person has the sole power to vote and the sole power to dispose of all of these shares.

          During the 60-day period ended August 16, 1996, the Reporting Person engaged in the following acquisitions of Series A Shares at the following prices (not including commissions):


                    No. of                             Price
                   Series A            Type             per
Transaction         Shares              of            Series A
   Date             Bought          Transaction        Share
- -----------        --------         -----------       --------
6/19/96            12,000           open market       $17.25
6/19/96               500           open market       $17.125
6/20/96             8,000           open market       $17.625
6/21/96               100           open market       $17.50
6/24/96               800           open market       $17.50
6/25/96               100           open market       $17.375
6/26/96               600           open market       $17.25
6/26/96               200           open market       $17.00
6/27/96               500           open market       $17.125
6/28/96               400           open market       $17.125
7/01/96               400           open market       $17.125
7/02/96               400           open market       $17.00
7/03/96               400           open market       $17.25
7/05/96             2,800           open market       $17.50
7/08/96               900           open market       $17.50
7/09/96               500           open market       $17.25
7/10/96               900           open market       $17.25
7/12/96               900           open market       $17.50
7/15/96             1,000           open market       $17.875
7/16/96             1,000           open market       $18.00
7/17/96             1,000           open market       $17.875
7/18/96               100           open market       $17.375
7/19/96               900           open market       $17.375
7/22/96               700           open market       $17.375
7/23/96               100           open market       $17.50
7/23/96               600           open market       $17.375
7/24/96               700           open market       $17.375
7/25/96               700           open market       $17.375
7/26/96               700           open market       $17.25
7/29/96             7,500           open market       $18.00
7/31/96               500           open market       $17.625
8/01/96               100           open market       $17.875
8/02/96               200           open market       $17.875
8/05/96               500           open market       $17.875
8/06/96               800           open market       $17.875
8/07/96               200           open market       $17.75
8/08/96               800           open market       $18.125
8/09/96               200           open market       $17.875
8/12/96               800           open market       $17.875
8/14/96               100           open market       $18.125
8/14/96               700           open market       $18.25
8/14/96             2,900           open market       $18.375
8/15/96               800           open market       $18.375
8/16/96               800           open market       $18.625

          The number of Series A Shares beneficially owned by each of the directors and executive officers of the Reporting Person is set forth on Appendix A attached to this Statement on Schedule 13D. Unless otherwise indicated, each director and executive officer has the sole power to vote and the sole power to dispose of his or her Series A Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          Except as disclosed herein, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss of the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over securities of the Issuer.

          Item 7.   Material to be Filed as Exhibits

                    None.

                                   SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  August 23, 1996                  PUBLIC STORAGE, INC.



                                         By: /s/ Sarah Hass
                                             ----------------------
                                             Sarah Hass
                                             Vice President

                                   Appendix A
                                   ----------


                                                     No. of Series A Shares
Name                     Title                          Beneficially Owned
- ----                     -----                          ------------------

B. Wayne Hughes          Chairman of the Board and
                          Chief Executive Officer                - 0 -

Harvey Lenkin            President                               - 0 -

Ronald L. Havner, Jr.    Senior Vice President and
                          Chief Financial Officer                - 0 -

Hugh W. Horne            Senior Vice President                   - 0 -

Marvin M. Lotz           Senior Vice President                   2,000

Mary Jayne Howard        Senior Vice President                   - 0 -

David Goldberg           Senior Vice President and
                          General Counsel                        1,000

Obren B. Gerich          Senior Vice President                     950

John Reyes               Vice President and
                          Controller                             - 0 -

Sarah Hass               Vice President and
                          Secretary                              - 0 -

Robert J. Abernethy      Director                                - 0 -

Dann V. Angeloff         Director                                - 0 -

William C. Baker         Director                                - 0 -

Uri P. Harkham           Director                                - 0 -
